Fax



Direct Line: 020 7887 7108
Direct Fax:020 7887 0001



To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	30 March 2005
Pages:	5		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

05007124

Please find an announcement that was made on the London Stock Exchange yesterday.

Yours faithfully

John Armstrong
Assistant Company Secretary

PROCESSED
APR 1 1 2005
THOMSON
FINANCIAL


LIBERTY
INTERNATIONAL

March 30, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Directors' shareholdings".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully



John Armstrong
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

Following the exercise of options by certain employees including Executive Directors, and awards made under the Company's annual bonus arrangements, the Company has been advised today of the following:

A. EXERCISE OF OPTIONS

1. Liberty International's Finance Director, Mr A C Smith has increased his holding of Liberty International PLC ordinary shares by 36,747 shares to 150,466 shares, representing 0.047% of the issued share capital.

This increase in holding follows an exercise of options on 23 March 2005 over 60,000 ordinary shares in Liberty International at an option price of 406p per share and 60,000 ordinary shares in Liberty International at an option price of 512p per share. Immediately following the exercise, Mr Smith sold 83,253 ordinary shares at a price of 955.3648p per share in order to meet acquisition costs and income tax liabilities.

2. A Liberty International Executive Director, Mr J G Abel, has increased his holding of Liberty International PLC ordinary shares by 20,000 shares to 129,788 shares, representing 0.040% of the issued share capital.

This increase in holding follows an exercise of options on 24 March 2005 over 94,141 ordinary shares in Liberty International at an option price of 512p per share and 60,000 ordinary shares in Liberty International at an option price of 545p per share. Immediately following the exercise, Mr Abel sold 134,141 ordinary shares at a price of 957.1706p per share, some of the proceeds of which were to meet acquisition costs and income tax liabilities.

B. AWARDS UNDER THE ANNUAL BONUS SCHEME AND THE SHARE INCENTIVE PLAN ("SIP")

1. Under Liberty International PLC's annual bonus scheme arrangements, conditional awards of Liberty International ordinary shares are made to certain employees including Executive Directors. The awards comprise Restricted shares and Additional shares. These shares will be released two and four years respectively after the date of the award, provided the individual Director has remained in service. The Company also operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors, who may receive up to £3,000 worth of Liberty International ordinary shares as part of their bonus arrangements. The share awards under Liberty International's annual bonus scheme arrangements and the SIP made on 16 March 2005 to Executive Directors in respect of the year ended 31 December 2004 were as follows:

	Restricted	Additional	SIP
R M Cable	2,339	1,323	306
K E Chaldecott	2,454	1,380	306
D A Fischel	3,695	2,001	306
J I Saggers	3,144	1,725	306
A C Smith	1,958	1,132	306

File No. 82-34722

B. INTERESTS OF THE ESOP

The shares required for option exercises by the directors mentioned above and other employees, as well as the SIP awards made to directors and other employees, were provided by transfers of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, these changes are disclosable as a change in their interests.

1 Name of company: LIBERTY INTERNATIONAL PLC

2 Name of director: Mr J G Abel, Mr R M Cable, Mrs K E Chaldecott, Mr D A Fischel, Mr J I Saggers, and Mr A C Smith

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest: Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share plan

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): LI Share Plan (Jersey) Limited

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): N/A

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

A. Transfer of shares to employees following exercise of options; and
B. Transfer of shares for SIP awards to the SIP Trustee on behalf of employees.

7 Shares transferred:

	Transaction date:	No. of Shares:	Price per Share:
A.	23/03/05	750	331p
	23/03/05	65,000	406p
	23/03/05	239,346	512p
	23/03/05	84,195	545p
	24/03/05	94,141	512p
	24/03/05	60,000	545p
		543,432	
B.	29/03/05	34,065	Nil
	Total transferred	577,497	

File.No. 82-34722

8	Percentage of issued class:	0.180%
9	Class of security:	Ordinary shares
10	Date company informed:	29/03/05
11	Total holding following this notification:	3,613,884
12	Total percentage holding of issued class following this notification:	1.123%
13	Contact name for queries:	John Armstrong 020 7887 7064
14	Name of company official responsible for making notification:	John Armstrong Assistant Company Secretary

Date of Notification: 29 March 2005


LIBERTY
INTERNATIONAL

Fax

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	Fax (to):	001 202 942 9624
From:	Kerin Williams	Date:	8 April 2005
Pages:	5		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached announcements that were made on the London Stock Exchange today.

Yours faithfully

Kerin Williams
Deputy Company Secretary


LIBERTY
INTERNATIONAL

April 2005, 8

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents:"Notification of Interest of Directors and Connected Persons" and :"Notification of Interest of Directors and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,



Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC
Director's Shareholdings

1	Name of company:	Liberty International PLC
2	Name of director:	Mr Ian James Henderson
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mr Ian James Henderson
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of shares
7	Number of shares/amount of stock acquired:	10,000 shares
8	Percentage of issued class:	0.003%
9	Class of security:	Ordinary Shares
10	Price per share:	952p
11	Date of transaction:	7 April 2005
12	Date company informed:	8 April 2005
13	Total holding following this notification:	10,000
14	Total percentage holding of issued class following this notification:	0.003%
15	Contact name for queries:	Kerin Williams 020 7887 7108
16	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

Date of Notification: 8 April 2005

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option schemes were exercised by employees of the Company on 6 April 2005. The shares required for the exercise were provided by a transfer of shares from the Company's Employee Share Ownership Plan ("ESOP"). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr R M Cable, Mrs K E Chaldecott, Mr D A Fischel, Mr J I Saggers and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees

File No. 82-34722

		No. of Shares:	Price per Share:
7	Shares transferred:	12,286	545p
		50,000	512p
		Total 62,286	
8	Percentage of issued class:	0.019%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	6 April 2005	
11	Date company informed:	8 April 2005	
12	Total holding following this notification:	3,249,950	
13	Total percentage holding of issued class following this notification:	1.010%	
14	Contact name for queries:	Kerin Williams	
15	Contact telephone number:	020 7887 7108	
16	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary	
	Date of Notification:	8 April 2005	


LIBERTY
INTERNATIONAL

Fax

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	5 April 2005
Pages:	6		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached an announcements that were made on the London Stock Exchange yesterday and today.

Regards



Kerin Williams
Deputy Company Secretary


LIBERTY
INTERNATIONAL

April 2005, 5

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents:"Notification of Interest of Directors and Connected Persons" and "Notification of Major interests in Shares".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,



Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

Following the exercise of options by certain employees including Executive Directors the Company has been advised today of the following:

A. EXERCISE OF OPTIONS OF DIRECTORS

1. A Liberty International Executive Director, Mr J G Abel, has increased his holding of Liberty International PLC ordinary shares by 2,735 shares to 132,523 shares, representing 0.041% of the issued share capital.

This increase in holding follows an exercise of options on 1 April 2005 over 5,859 ordinary shares in Liberty International at an option price of 512p per share. Immediately following the exercise, Mr Abel sold 3,124 ordinary shares at a price of 962.8335p per share, in order to meet acquisition costs and income tax liabilities.

2. A Liberty International Executive Director, Mr R M Cable has increased his holding of Liberty International PLC ordinary shares by 18,657 shares to 22,465 shares, representing 0.007% of the issued share capital.

This increase in holding follows an exercise of options on 1 April 2005 over 74,141 ordinary shares in Liberty International at an option price of 512p per share and 50,000 ordinary shares in Liberty International at an option price of 545p per share. Immediately following the exercise, Mr Cable sold 105,484 ordinary shares at a price of 962.8335p per share some of the proceeds of which were to meet acquisition costs and income tax liabilities.

B. INTERESTS OF THE ESOP

The shares required for option exercises by the directors mentioned above and other employees, were provided by transfers of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, these changes are disclosable as a change in their interests.

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr R M Cable, Mrs K E Chaldecott, Mr D A Fischel, Mr J I Saggers, and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share plan

File No. 82-34722

4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer of shares to employees following exercise of options
7	Shares transferred:	

Transaction date:	No. of shares:	Price per share:
01/04/05	117,135	545p
01/04/05	185,430	512p
	302,565	

8	Percentage of issued class:	0.094%
9	Class of security:	Ordinary shares
10	Date company informed:	05/04/05
11	Total holding following this notification:	3,311,319
12	Total percentage holding of issued class following this notification:	1.029%
13	Contact name for queries:	Kerin Williams 020 7887 7108
14	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

Date of Notification: 05 April 2005

File No. 82-34722

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
LIBERTY INTERNATIONAL PLC	OLD MUTUAL plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	SEE ATTACHED SCHEDULE

5. Number of shares acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50 PENCE	01/04/05	04/04/05

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
14,855,312 ORDINARY SHARES	4.62%

14. Any additional information	15. Name of contact and telephone number for queries
	KERIN WILLIAMS 020 7887 7108

16. Name and signature of authorised company official responsible for making this notification
KERIN WILLIAMS DEPUTY COMPANY SECRETARY
Date of notification 04 April 2005

Registered Holder

Old Mutual Life Assurance Company (South Africa) Ltd	**8,215,056**

File No. 82-34722

Old Mutual Life Assurance Company (South Africa) Ltd	8,200
Old Mutual Life Assurance Company (South Africa) Ltd	4,538
Old Mutual Unit Trusts (SA)	305,374
Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	2,726,444
Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	64,311
Old Mutual Global Asset Fund	101,178
BOE Life Assurance Company (Pty) Ltd	1,200
Mutual & Federal Limited	559,618
ABSA Nominees	11,624
Nedbank Nominees Ltd	49,364
Standard Bank Nominees Ltd	644,819
NIB IPS Nominees (Pty) Ltd	59,135
Syfrets Securities Nominees (Pty) Ltd	23,373
Nedcor Bank Nominees	94,766
Nedcor Bank Nominees	2,060
Nedcor Bank Nominees	48,267
Nedbank Nominees Ltd	1,578,182
BOE Private Clients	10,803
HSBC Global Custody Nominee (UK) Ltd	347,000
	14,855,312